SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 39)

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

44919P508

(CUSIP Number)

Andrew Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BARRY DILLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,309,424

	8.	Shared Voting Power 1,711; see Item 5

	9.	Sole Dispositive Power 6,976,210; see Item 5

	10.	Shared Dispositive Power 1,711; see Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,977,921; see Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
8.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock on a one-for-one basis and the exercise of stock options to purchase 1,050,000 shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 43.5% of the total number of votes of all classes of common stock of the Company, based on 5,789,499 and approximately 76.9 million shares of Class B Common Stock and Common Stock outstanding, respectively, as of February 2, 2018.  See Item 5.

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 39)

Statement of
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Company”).  The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Mr. Diller on August 29, 1995 (the “Diller Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 39 to the Diller Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

Item 3.                         Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 below is incorporated by reference in this Item 3.

Item 4.                         Purpose of the Transaction.

The information contained in Item 4 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 and Item 6 below is incorporated by reference in this Item 4.

Other than as provided herein or as has been publicly announced by the Company or Mr. Diller, Mr. Diller does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.                         Interest in Securities of the Issuer.

The information contained in Item 5 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

As previously disclosed, in connection with the long-term estate planning of Mr. Diller and his family, Mr. Diller previously transferred certain shares of Common Stock and shares of Class B Common Stock to two grantor retained annuity trusts (the “2016 GRATs”) in February 2016.

In February 2017, on the day prior to the first anniversary of the 2016 GRATs, Mr. Diller received 1,518,849 shares of Class B Common Stock from the 2016 GRATs in satisfaction of annuity payments, which Mr. Diller then contributed to two new grantor retained annuity trusts (the “2017 GRATs”), as described further below.

In connection with the termination of the 2016 GRATs, on February 21, 2018, Mr. Diller received 898,382 shares of Class B Common Stock from such trusts in satisfaction of an annuity payment and the remaining 136,711 shares of Common Stock and 2,831,367 shares of Class B Common Stock were transferred to trusts for the benefit of Mr. Diller’s family (the “Descendants Trusts”).  Mr. Diller has sole investment power and Mr. Diller’s spouse, Diane von Furstenberg, has sole voting power over the shares of Common Stock and shares of Class B Common Stock held in the Descendants Trusts.

As described above, in February 2017, Mr. Diller contributed 1,518,849 shares of Class B Common Stock to the 2017 GRATs.  In accordance with the terms of the 2017 GRATs, such trusts are obligated to return to Mr. Diller on the day prior to each of the first and second anniversaries of the establishment of such trusts, an amount equal to approximately half of the initial value contributed to such trusts, which obligations may be satisfied, in whole or in part, by the transfer of shares of Class B Common Stock from the trusts to Mr. Diller’s personal holdings.  On February 20, 2018, the day prior to the first anniversary of the 2017 GRATs, Mr. Diller received 361,042 shares of Class B Common Stock in satisfaction of the first annuity payment and the 2017 GRATs continue to hold 1,157,807 shares of Class B Common Stock.  Mr. Diller has sole investment power and Ms. von Furstenberg has sole voting power over the shares of Class B Common Stock held in the 2017 GRATs.  Following the second anniversary of the establishment of the 2017 GRATs and the satisfaction of the annuity obligations described above, any remaining assets in such trusts will be transferred to the Descendants Trusts.

As previously disclosed, 540,901 shares of Class B Common Stock are held in a trust for the benefit of certain of Mr. Diller’s family members (the “2016 Family Trust”), over which Mr. Diller’s stepson, Alexander von Furstenberg, has sole voting and investment power.  Pursuant to the terms of the 2016 Family Trust, Mr. Diller has the ability to replace Mr. von Furstenberg with another individual or entity to have voting or investment control, as the case may be, over the IAC securities in such trust, provided that Mr. Diller may not act as the replacement with respect to voting control over such securities.

As of the date of this Amendment, Mr. Diller beneficially owns: (i) 1,259,424 shares of Common Stock underlying Class B Common Stock held directly, (ii) 2,968,078 shares of Common Stock held by or underlying Class B Common Stock held by the Descendants Trusts, over which Mr. Diller has sole investment power and Ms. von Furstenberg has sole voting power, (iii) 1,157,807 shares of Common Stock underlying Class B Common Stock held by the 2017 GRATs, over which Mr. Diller has sole investment power and Ms. von Furstenberg has sole voting power, (iv) 1,050,000 shares of Common Stock underlying stock options, over which Mr. Diller has sole investment and voting power, (v) 540,901 shares of Common Stock underlying Class B Common Stock held by the 2016 Family Trust, over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. von Furstenberg as investment advisor, and (vi) 1,711 shares of Common Stock held by a family foundation, as to which Mr. Diller disclaims beneficial ownership.  Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Mr. Diller into Common Stock and the exercise of stock options to purchase 1,050,000 shares of Common Stock (even if out-of-the-money), Mr. Diller would beneficially own approximately 8.3% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company (including shares underlying vested stock options or stock options vesting within 60 days, even if out-of-the-money) representing approximately 43.5% of the total number of votes of all classes of common stock of the Company; provided, however, that as described herein, Mr. Diller has sole voting and investment power over all shares of IAC capital stock held directly (which represents approximately 10.0% of the total number of votes of all classes of common stock of the Company), Ms. von Furstenberg has sole voting power over all shares of IAC capital stock held in the Descendants Trusts and the 2017 GRATs (which represents approximately 29.7% of the total number of votes of all classes of common stock of the Company) and Mr. von Furstenberg has sole voting and investment power over shares of Class B Common Stock held by the 2016 Family Trust (which represents approximately 4.0% of the total number of votes of all classes of common stock of the Company).  Mr. Diller disclaims any voting and/or investment power that may be attributable to him solely through his spousal relationship with Ms. von Furstenberg. All percentage ownership information in this paragraph is based on 5,789,499 and approximately 76.9 million shares of Class B Common Stock and Common Stock outstanding, respectively, as of February 2, 2018.

The information contained in Item 6 below is incorporated by reference in this Item 5.

Item 6.                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

On June 21, 2017, IAC announced that its Board of Directors had determined not to proceed with the Company’s previously announced plan to create a new class of non-voting stock.  As a result, the New Governance Agreement did not become effective, and the Existing Governance Agreement continues to remain in effect.

The information contained in Item 5 above is incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  February 23, 2018

BARRY DILLER

/s/ Barry Diller

[Schedule 13D/A Signature Page]

INDEX TO EXHIBITS

1.                                      Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

2.                                      Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3.                                      Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.                                      Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5.                                      Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6.                                      Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7.                                      First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8.                                      Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9.                                      Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10.                               Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11.                               Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12.                               Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13.                               In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14.                               In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15.                               In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.                               Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.                               Amended and Restated Certificate of Incorporation of BDTV INC.*

18.                               Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19.                               Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20.                               Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*

21.                               Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22.                               Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23.                               Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24.                               Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25.                               Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26.                               Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27.                               Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28.                               Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29.                               Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30.                               Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.                               Certificate of Incorporation of BDTV III Inc.*

32.                               Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33.                               Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34.                               Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35.                               Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36.                               Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37.                               Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38.                               Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39.                               Fourth Amended and Restated Joint Filing Agreement between Tele- Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.                               Certificate of Incorporation of BDTV IV INC.*

41.                               Fifth Amended and Restated Joint Filing Agreement by and among Tele- Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42.                               Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001.*

43.                               Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44.                               Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45.                               Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46.                               Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47.                               Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48.                               Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49.                               Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50.                               Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51.                               Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52.                               Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53.                               Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.                               Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

55.                               Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

56.                               Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.*

57.                               Standstill Agreement, by and between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10, 2008.*

58.                               Notice, dated January 29, 2008, of termination of Joint Filing Agreement.*

59.                               Letter, dated February 17, 2009, from Barry Diller to IAC/InterActiveCorp.*

60.                               Letter Agreement by and among Liberty Media Corporation, a Delaware corporation, Liberty USA Holdings, LLC, a Delaware limited liability company, and Mr. Barry Diller, dated as of December 1, 2010.*

61.                               Letter Agreement by and between IAC/InterActiveCorp, a Delaware corporation, and Mr. Barry Diller, dated as of December 1, 2010.*

62.                               Letter Agreement by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation, Liberty USA Holdings, LLC, a Delaware limited liability company, and Mr. Barry Diller, dated as of December 1, 2010.*

63.                               Second Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Mr. Barry Diller and other persons signatory thereto, dated as of November 1, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by IAC/InterActiveCorp on November 4, 2016).*

*                 Previously filed.